Exhibit 10.1

DEMANDWARE, INC.

5 Wall Street

Burlington, MA 01803

August 16, 2011

Sheila M. Flaherty

177 Beacon Street, Unit 4

Boston, MA 02116

Re: Change in Control / Severance Agreement

Dear Sheila:

This Letter Agreement (the “Letter”) sets forth the terms of your employment with Demandware, Inc. (the “Company”). Reference is made to the letter regarding acceleration of vesting between you and the Company dated April 4, 2011 and your offer letter dated January 28, 2011 and to any prior agreement, written or oral, regarding your employment with the Company (collectively, the “Prior Agreements”). Upon your execution of this Letter, this Letter amends and restates the Prior Agreements in their entirety and the Prior Agreements shall no longer be of any force or effect.

1. You will continue to be employed to serve on a full-time basis as Vice President and General Counsel of the Company. You will continue to report to the President and Chief Executive Officer and continue to have such duties and responsibilities as are customary for such position and as are otherwise assigned to you by the President and Chief Executive Officer from time to time.

2. Your salary from the date hereof will be $18,333.33 per month ($220,000 on an annualized basis), subject to tax and other withholdings as required by law. Such salary may be adjusted from time to time in accordance with normal business practice and in the sole discretion of the Company.

3. You will be eligible for an annual bonus of up to $50,000, as determined by the Board in its sole discretion and in future years as determined by the Board in its sole discretion. For the year ending December 31, 2011, you will be guaranteed to receive at least $25,000 of your eligible bonus for the year payable no later than March 15, 2012. You may participate in any and all other bonus and benefit programs that the Company establishes and makes available to its employees from time to time, provided you are eligible under (and subject to all provisions of) the plan documents governing those programs.

4. You may be eligible for a maximum of 160 hours of “paid time off” per calendar year. The number of PTO hours for which you are eligible shall accrue at the rate of 6.66 hours per semi-monthly pay period that you are employed during such calendar year.

5. You and the Company acknowledge that, in connection with grants previously authorized by the Board, the Company has granted you equity awards under the Company’s 2004 Stock Option and Grant Plan (the “Plan”). In the event of a Change of Control (as defined below), the vesting schedule for your outstanding equity awards will be accelerated in full such that 100% of such awards that are not then vested will be accelerated and become vested and exercisable upon the consummation of the Change of Control.

6. If, within six months after the closing of a Change of Control, the Company terminates your employment without Cause (as defined below) or you resign for Good Reason (as defined below), you shall be eligible to receive (a) an amount equal to the remaining salary you would have received it you had been employed through the date that is twelve months following the termination date, less applicable taxes and withholdings, payable in accordance with the Company’s regular payroll procedures over the twelve-month period following the Payment Commencement Date (as defined below), (b) payment of a lump sum equal to 100% of your target annual cash bonus for the year in which the Change of Control occurs (without regard to the relative achievement of any performance milestones which would otherwise impact payment of the target bonus) payable on the Payment Commencement Date and (c) medical benefits or credits substantially the same as those provided to you at the time of termination for a period of six months after the date of termination. No severance shall be paid under this Letter unless you first execute, and do not revoke, a waiver and release within 60 days following the date of termination, which provides for a release of any and all claims that you have or might have against the Company. The severance payments shall be paid or commence on the first payroll period following the date the waiver and release becomes effective (the “Payment Commencement Date”). Notwithstanding the foregoing, if the 60th day following the date of termination occurs in the calendar year following the calendar year of the termination, then the Payment Commencement Date shall be no earlier than January 1 of such subsequent calendar year. The distribution of any severance payments shall be subject to the provisions of Exhibit A attached hereto.

7. For purposes of this Letter, “Cause” for termination shall he deemed to exist upon (a) your commission of, or indictment or conviction of, any felony or any crime involving dishonesty, (b) your participation in any fraud against the Company and (c) your breach of any material provision of any invention and non-disclosure agreement or non-competition and non-solicitation agreement with the Company. For purposes of this Letter, “Good Reason” shall mean the occurrence, without your consent, of either of the following events or circumstances: (a) the relocation of the Company’s offices such that your daily commute is increased by at least 35 miles or (b) the substantial diminution of your duties, responsibilities or authority.

8. For purposes of this Letter, “Change of Control” shall mean, regardless of form thereof, consummation of (a) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (b) a merger, reorganization or consolidation in which the outstanding shares of capital stock of the Company are converted into or exchanged for securities of the successor entity and the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, (c) the sale of all or a majority of the outstanding capital stock of the Company to an unrelated person or entity or (d) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction; provided, however, that “Change of Control” shall not include any financing transaction of the Company (whether public or private) that would otherwise be and/or trigger a “Change of Control” under (c) and/or (d) above.

9. You acknowledge that you have executed an Invention and Non-Disclosure Agreement and a Non-Competition and Non-Solicitation Agreement in the forms previously provided to you, as a condition of employment.

10. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this Letter.

11. You acknowledge that you have provided to the Company documentation of your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986. If you need to obtain a work visa in order to be eligible to work in the United States, you acknowledge that your employment with the Company is conditioned upon your obtaining a work visa in a timely manner as determined by the Company.

12. This Letter shall not be construed as an agreement, either expressed or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at will, under which both you and the Company remain free to terminate the employment relationship, with or without cause, at any time, with or without notice, subject to the terms specific above.

[Remainder of Page Intentionally Left Blank]

If you agree with the employment provisions of this Letter, please sign the enclosed duplicate of this Letter in the space provided below.

Very Truly Yours,

DEMANDWARE, INC.

By:	/s/ Nicholas Camelio

Name:	Nicholas Camelio

Title:	Vice President, Human Resources

Agreed and acknowledged as of the date set forth below:

/s/ Sheila M. Flaherty
Sheila M. Flaherty
Date: August 16, 2011

Exhibit A

Payments Subject to Section 409A

Subject to this Exhibit A, payments or benefits under Section 6 of the Letter shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the termination of your employment. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to you under the Letter, as applicable:

(a) It is intended that each installment of the payments and benefits provided in the Letter shall be treated as a separate “payment” for purposes of Section 409A of the Code and the guidance issued thereunder (“Section 409A”). Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

(b) If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Section 6 of the Letter.

(c) If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

(i) Each installment of the payments and benefits due under Section 6 of the Letter that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when your separation from service occurs, be paid within the Short-Term Deferral Period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-I (b)(4) to the maximum extent permissible under Section 409A; and

(ii) Each installment of the payments and benefits due under Section 6 of the Letter that is not described in this Exhibit A, Section 1(c)(i) and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to he delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the separation from service occurs.

2. The determination of whether and when your separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this Exhibit A, Section 2, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

3. All reimbursements and in-kind benefits provided under the Letter shall be made or provided in accordance with the requirements of Section 409A, to the extent that such reimbursements or in-kind benefits are subject to Section 409A.

4. The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of the Letter (including this Exhibit) arc determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.